Financial – All in C$ 000’s unless otherwise indicated	2010	2009	2008	2007	2006
Revenue from Sales	22,401	11,559	7,696	10,039	13,586
Gross Operating Profit (Loss)	8,278	2,916	3,039	(288)	(2,565)
Expense - (General and administration, interest, amortization and	(4,591)	(6,007)	(7,543)	(4,195)	(2,047)
foreign exchange including provisions and impairments)
Income/ (Loss) – before write-downs and tax	4,264	(1,657)	(3,772)	(4,610)	(5,023)
Net loss from discontinued operations	-	-	(436)	(582)	(7,579)
Net Income /(Loss) – after income taxes	2,257	(3,950)	(4,940)	(4,615)	(5,675)
Cash and cash equivalent	1,145	1,623	3,652	76	1,252
Current Assets	6,194	5,917	5025	4,408	8,773
Assets	27,488	22,090	23,657	29,492	31,456
Current Liabilities	4,629	2,759	1,308	4,343	5,899
Long Term Liabilities	4,017	2,589	1,153	1,054	1,221
Working Capital	1,565	3,158	3,717	65	2,874
Shareholders’ Equity	18,842	16,742	21,196	24,095	24,336
Total Capital Expenditures including Mineral Properties	7,290	1,547	3,023	3,250	3,579
Financing Raised	187	588	1,106	4,380	7,559
Market Capitalization ($ Thousands) at December 31	80,021	32,508	32,511	53,666	45,798
Shares Outstanding (Thousands)	500,169	500,169	500,169	487,869	457,981
Warrants & Options (Thousands)	32,580	32,580	46,430	34,026	102,354
Basic and diluted net income (loss) per share for continuing	$0.0045	($0.008)	($0.010)	($0.009)	$0.003
operations
Basic and diluted net income (loss) per share for discontinued	-	-	($0.000)	($0.000)	($0.016)
operations
Basic and diluted net income (loss) per share for the year	$0.0045	$(0.008)	$(0.010)	$(0.009)	$(0.013)
TSE Share Price High	$0.17	$0.095	$0.200	$0.230	$0.230
TSE Share Price Low	$0.055	$0.050	$0.030	$0.090	$0.095
TSE Share Volume (Thousands)	77,420	99,885	119,534	101,156	132,323
NASDAQ Share Price High (US$)	$0.160	$0.084	$0.205	$0.200	$0.204
NASDAQ Share Price Low (US$)	$0.052	$0.045	$0.030	$0.074	$0.082
NASDAQ Share Volume (Thousands)	59,282	79,107	170,944	194,192	212,028
AIM Share Price High (pence)	9.5	6.2	10.0	8.0	13.0
AIM Share Price Low (pence)	3.5	2.5	2.5	4.1	4.9
AIM Share Volume (Thousands)	1,068	1,031	2,099	8,710	12,162
Gold Production (Ounces)	17,707	11,027	7,687	13,985	12,437
Silver Production (Ounces)	1,144	1,225	635	1,332	1,038

CALEDONIA MINING CORPORATION as at March 30, 2011

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation (“Caledonia” or “the Corporation”) for the fiscal year ended December 31, 2010, and the period ending March 15, 2011 should be read in conjunction with the Consolidated Financial Statements prepared as of December 31, 2010 and Press Releases issued by the Corporation, all of which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from the Corporation’s website at www.caledoniamining.com. The Consolidated Financial Statements and related notes have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Note that all currency references in this document are to Canadian dollars unless otherwise specified.

Corporation History

The Corporation was formed in February 1992 and is listed on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and its shares are traded on NASDAQ-OTCBB as “CALVF”

1. FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to Caledonia’s expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

2.	EXECUTIVE SUMMARY

2.1 Core Business and Strategy

Caledonia is an exploration, development and mining corporation focused on Southern Africa. The Corporation’s primary assets are the Blanket gold mine (“Blanket”), in Zimbabwe a base metals exploration project in Zambia (Nama), two platinum group and base metals projects in South Africa (“Rooipoort” and “Mapochs”), and a non-producing gold mine in South Africa (“Eersteling”).

The Corporation’s business model is to identify and/or acquire properties or projects early in the development cycle which have the potential to become low cost operations, and then add value by developing the asset, either as an operator or where appropriate by strategic alliances through joint venture agreements. The possibility of divestiture in whole or part will be considered at different points in time and will be governed by the benefit to shareholders.

During 2010 the primary focus of the Blanket Mine in Zimbabwe was to complete the No. 4 Shaft Expansion Project and thereafter to achieve the planned gold production increase to an annualised rate of approximately 40,000 ounces. Both of these objectives were achieved. Judicious expenditure on essential sustaining capital expenditure continued, to progressively remedy the lack of capital investment over the previous few years due to the foreign currency shortages in Zimbabwe.

Work continued throughout the year on the Nama Project in Zambia. As part of the planned ongoing resource development program, a drilling program to identify typical copper-belt type mineralisation, which is the major type of Zambian copper and cobalt deposits, was commenced in March 2011.

Activities at Rooipoort/Mapochs properties were suspended in 2010 by the complete lack of progress on the part of the South African Department of Mineral Resources in registering the licence areas in the names of Caledonia’s local subsidiaries. Without secure title transfers the Company did not want to expend further funds on these properties.

The Corporation continues to actively look for joint venture partners on the Rooipoort and Mapochsgronde PGE Projects.

2.2 Key Performance Drivers

Positive drivers for Blanket continue to be a high gold price, the completion of the No. 4 Shaft Expansion Project and the resultant increase in gold production. However there remain numerous challenges to operating in Zimbabwe, namely, the lack of past investment in the Blanket properties, the limited availability of local capital, rising labour and power costs and the vagaries of changing legislation and in particularly the requirements for indigenization. These factors, individually or in combination, may ultimately result in a climate of reduced capital investment, increased operating costs, lower profits, production interruptions and investor nervousness.

Operating and capital cost containment and budgetary controls remain in place at Blanket and are continually monitored to ensure that the production profile and costs meet the strategic goals set by management.

2.3 Capability to Deliver

The completion of the No. 4 Shaft Project Expansion during the 3rd quarter of 2010 was a major achievement and the subsequent production ramp up culminated in Blanket achieving its planned annualised production rate of approximately 40,000 ounces during late December 2010. During 2010 and despite the disruption to on-going underground and plant production caused by the completion of the No. 4 Shaft Expansion Project, Blanket successfully managed to double its quarterly gold production from approximately 3,100 ounces in Quarter 1 to over 6,200 ounces in the 4th quarter.

Renewal of the short term facility of US$2.5 million with a Zimbabwean Bank enabled Blanket to complete the No. 4 Shaft Expansion Project within the planned time table.

Suitable personnel have been recruited, inducted, and trained by Blanket to ensure that a skilled and trained work force is available to sustain the planned 40,000 ounce production level now that the No. 4 Shaft Expansion Project has been completed. The focus in 2011 is to complete the underground and plant work to ensure that the 40,000 ounces gold production will be achieved and sustainable

Management successfully applied to the Zimbabwean Ministry of Finance (“ZMF”) for the renewal of the Gold Dealership License (“GDL”) for Blanket before it expired on December 31, 2010 and which has now been extended to December 31, 2011.

Results and Outlook

Blanket’s tonnages milled and gold produced during 2010 compared to 2009 are shown in the table below:

		2010		2009

	Tonnes	Gold Produced	Tonnes	Gold Produced
Period	Milled	Ounces	Milled	Ounces
Fourth quarter	51,313	6,235	36,271	4,438
Third quarter	41,594	4,935	34,266	4,108
Second quarter	30,788	3,408	24,177	2,749
First quarter	29,805	3,129	(1)	(1)
Annual Totals	153,500	17,707	94,714	11,295

(1) Blanket was forced to stop gold production in October 2008 until late April 2009

During 2010 tonnages milled and gold produced continued to increase despite frequent power interruptions. Blanket installed the first of four proposed 2500KVA diesel generators in June 2010, which was sufficient to allow underground mining and hoisting activities to continue throughout any interruptions to electricity supplies. The power supply situation improved in the last month of the 4th quarter subsequent to signing a new supply agreement with the Zimbabwe Electricity Supply Authority (“ZESA”). This agreement commits Blanket to a higher average price for electricity but has secured a much more reliable supply of power. However, the electricity supply situation in Zimbabwe remains potentially problematic due to the lack of generating capacity which is unlikely to be addressed for several years. Accordingly, notwithstanding the recent improvement in electricity supply and in recognition of the significant opportunity cost of lost production due to electricity interruptions, Blanket is proposing to continue with the installation of three further 2500KVA diesel generator sets in order to protect Blanket’s entire mining and milling operations against interruptions to electricity supplies.

2.4 Operational Risks

The previously identified operational risks in Zimbabwe were accurately identified. Power interruptions during 2010 increased to an averaged level 19.66% of available 24 hour power and in June, power outages averaged approximately 10 hours per day. This negatively affected gold production and consequently increased the operating costs per ounce due to the high proportion of fixed costs which includes the increasing labour costs. The strength of the gold price has been positive but this effect has been somewhat reduced by the strong South African Rand currency which adversely affected the cost of consumables and capital items imported from South Africa. Increases in royalty and taxation rates for the mining industry were both introduced in early 2010, and indigenization legislation is once more high on the Government’s agenda making Zimbabwe a very difficult investment environment. Unrealistic quarterly US$ wage demands by the unions also makes Zimbabwe a potentially high cost environment.

Despite the various inhibiting factors above, Blanket is expected to improve its cash generation in 2011 as a result of increasing its gold production capability to approximately 40,000 ounces per annum.

The mine currently has a daily average mining capacity of about 1,100 tonnes and the metallurgical plant currently has the capacity to process approximately 1,800 tonnes of ore per day. Management has planned for essential underground capital and development expenditures to ensure that higher mining production levels at the planned gold grades can be achieved and sustained to meet or exceed targets. Subject to an acceptable investment climate prevailing in Zimbabwe during 2011, capital will be allocated to upgrade certain metallurgical circuits, together with certain surface and underground improvements in order to further optimize the operations and reduce operating costs.

The Corporation previously published mineral reserve and resource figures for the Blanket Mine calculated as at December 2006. In the period since then the reserve and resource figures will have been depleted to the extent of the production which has occurred during the period. The Corporation has not had any new formal reserve or resource figures calculated and reported by a person who is an independent qualified person. Therefore current figures are not quoted in this report. However, a new technical report is currently being prepared by an independent qualified person, in compliance with Canadian National Securities Instrument 43-101, and is expected to be published by the end of June, 2011.

3. AFTER THE ECONOMIC CRISIS - THE IMPLICATIONS FOR CALEDONIA.

Having weathered the world economic storm of 2008 and 2009, Caledonia has emerged with a profitable and robust operation at Blanket and with substantial exploration potential at all of its properties. However a number of hurdles, as summarized below, still remain:

3.1 Debt and Equity raising and the cost thereof

Blanket has been able to raise limited but sufficient working capital loans from a Zimbabwean Bank to supplement its positive operating cash flow and to allow the completion of the No. 4 Shaft Expansion Project. However, the cost of finance in Zimbabwe remains high and the loan terms remain short, requiring Caledonia to invest more capital to support Blanket’s operations than would be the case in a normal environment.

The RBZ again failed to redeem the Gold Bonds in July 2010 and no indication was given of a likely future redemption date. Every effort will continue to be made to secure repayment of the Gold Bonds. Due to RBZ’s continued failure to redeem the Bonds, and the ongoing uncertainty pertaining to the eventual redemption the Bonds, they have, in terms of Canadian Generally Accepted Accounting Principles written down to a nil value as at December 2010, but legal entitlement to payment remains vested in Blanket Mine.

3.2 Currencies

As the majority of the costs incurred by the Corporation are incurred in South African Rands and Canadian dollars, whilst the gold production is sold in US dollars, the current trend towards a higher value for both these currencies against the US dollar is not in the Corporation’s favour. However an increasing US$ gold price is a mitigating factor.

3.3 Counterparties

The only long term counterparty contracts in place are the cobalt supply agreements from the Nama property. As required by the agreements, the counterparties were notified in writing during October 2008 of the delay in commencing production at Nama and were agreeable to such delay. None of these parties has requested that the agreements be cancelled.

3.4 Liquidity

The Corporation’s cash resources are estimated to be sufficient to fund its planned exploration, capital expenditure, and the Corporation’s expenses for the foreseeable future, bar any unknown impediments.

3.5 Provisions and Impairments

The $577,000 drilling costs associated with the far northern region of the Rooipoort property have been written down to a nil value as no economic resource was defined in the area as a result of the drilling. Due to the failure of the RBZ to redeem the Bonds in July 2010 and the lack of communication regarding a possible future redemption date the capital value and accrued interest has been written off as at December 31, 2010 for accounting purposes. Blanket will continue to pursue the redemption of the Bonds.

3.6 Going concern

The ability of the Corporation to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves and the ability of the Corporation to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

The Corporation operates in a number of operating segments and its assets, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, currency fluctuations and inflation, all or any of which may impede the Corporation's activities in this country or may result in the impairment or loss of part or all of the Corporation's interest in the properties.

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Corporation will be able to realize assets and discharge liabilities in the normal course of business. The Corporation’s ability to continue as a going concern is dependent upon operating profitable operations, realising proceeds from the disposal of mineral properties and obtaining sufficient financing to meet its liabilities and its obligations with respect to operating expenditures and expenditures required on its mineral properties.

4.	OPERATIONS
4.1	Gold Production

Blanket Mine (1983) Private Limited (“Blanket”) - Gold

Blanket continues to export its gold production to Rand Refineries in South Africa and receives 100% of the sale proceeds in US dollars within 5 days of sale. Cash flow at Blanket continues to improve as gold production increases and the production unit costs decrease.

Background

Blanket is wholly owned by the Corporation’s 100% owned Zimbabwe subsidiary. The mine is located 560 km south of Harare, the capital city of Zimbabwe and 150 km south of Bulawayo, the country’s second largest city. The town of Gwanda, the provincial capital of Matabeleland South, is located 16 km east of the mine and is approximately 197 km north north-west of the South African border post of Beit Bridge. The mine is situated in the Gwanda Greenstone Belt from which gold was first produced in the 1800’s. Blanket holds extensive exploration properties throughout this belt. The Blanket property was first staked in 1904 with mining and metallurgical plant operations starting in 1906 and has since produced over a million ounces of gold.

Geological Setting

In common with most of the gold mines in Zimbabwe, Blanket is situated in a typical greenstone terrain, the 70 km long by 15 km wide Gwanda Greenstone belt. This terrain comprises supra crustal metavolcanic rocks similar to those found in the Barberton area of South Africa and the Abitibi area of Canada. The Blanket property is the largest of the three remaining large gold producers on the Gwanda Belt, an area that has given rise to no less than 268 gold mines.

Property Geology

Blanket is part of the group that makes up the North Western Mining camp also called the Sabiwa group of ore zones extending from Sabiwa and Jethro in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima ore bodies.

The geological sequence strikes north-south, dips vertically and consists, from east to west, of a basal felsic unit which is not known to carry mineralization. It is generally on this lithology type that the various mine tailings disposal sites are located. Above this unit is the ultramafic unit that includes the banded iron formations hosting the eastern dormant cluster of mines and the ore bodies of the adjacent Vubachikwe mine complex. The active Blanket ore bodies are found in the mafic lavas, while the andesitic unit which lies to the west, caps this whole stratigraphy. A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to the Smiler prospect. Ore bodies at Blanket are epigenetic and are associated with a later, regionally developed deformation zone characterized by areas of high strain, wrapping around relatively under formed remnants of the original basaltic lava flows. It is within this higher strain regime (highly sheared rocks) that the wider of the ore bodies are located.

Production Operations Mining

Subsequent to the completion of the No. 4 Shaft Expansion Project, the underground mining areas can now produce up to 1,100 tonnes of ore daily using predominately long-hole open stoping methods. Certain ore handling limitations still existed at the underground on 18 and 22 Levels at the year end. These limitations are currently being addressed by raise boring an ore pass connecting 18 Level to the No. 2 ore bin grizzly tip on 22 Level. The 120 metre long and 1.5 metre diameter ore pass will dramatically improve the efficiency of delivering ore to the new underground crushing and hoist loading station by eliminating the current necessity to double handle ore and waste generated on 18 Level down to 22 Level via the No 6 winze before it is crushed and hoisted from the underground loading station to surface. The raise boring operations will have an adverse impact on gold production in the first quarter of 2011which is expected to be lower than the increased capacity equivalent of 10,000 ounces per quarter. However the 1st quarter 2011 production is still expected to be higher than the production level achieved in 4th quarter of 2010 and the planned annual gold production of 40,000 ounces will be met from increased gold production later in 2011.

Metallurgical Process

The present crushing and milling circuit has been expanded from 600 tonnes per day to about 1,800 tonnes per day capacity. This is more than sufficient to handle the planned increases in mine production from the No. 4 Shaft Expansion Project, and, in future, from any ore mined from the satellite exploration properties currently being developed.

All run of mine (“ROM”) ore is crushed underground to minus 80mm, hoisted to surface and crushed to minus 12mm in the surface 2-stage crushing circuit. This material is then fed into two 1.8m by 3.6m rod mills where it is milled down to approximately 70% passing 75 microns, after which the milled slurry is pumped through two 30 inch Knelson Gravity Concentrators where approximately 49% of total mill gold production is recovered as ‘gravity’ gold. The Knelson Concentrator tails are pumped through cyclones whose underflow reports to the open-circuit regrind ball mill. The product from the Knelson tails cyclone overflow and the regrind mill discharge are pumped into a carbon-in-leach (“CIL”) plant consisting of eight, 600 cubic meter leach tanks where alkaline-cyanide leaching and simultaneous absorption of dissolved gold onto granular activated carbon takes place. Elution of the gold from the loaded carbon and subsequent electro-winning is done on site. During electro winning the gold is deposited on wire wool cathodes, the loaded cathodes are acid-digested and the resultant gold solids from acid digestion and the re-dressed gold concentrate from Knelson Concentrators are smelted into bars. The granular activated carbon is kiln regenerated before it is recirculated back to the CIL section. The gold bullion, in the form of Dore bars is delivered, as required by Zimbabwean gold-mining law, to the Government-operated Fidelity for sampling and onward delivery to the Rand Refineries in South Africa. Rand Refineries undertakes the final refining and sells the resultant gold with 100% of the proceeds being credited to Blanket’s Zimbabwean bank account in US dollars within 5 days of sale.

The CIL plant has an overall design capacity of 3,800 tonnes of milled ore per day, from its previous use for reclaimed tailings processing. The plant tailings from CIL are reduced in cyanide content and deposited on two licensed tailing impoundment areas sited close to the plant. The maximum amount of tailings water is pumped back to the metallurgical plant for re-use. Daily management and operation of the tailing deposition area is contracted out to the Zimbabwean subsidiary of specialized South African company “Fraser Alexander Tailings”

4.2 Eersteling Gold Mining Company Limited

The mine is no longer disclosed as “held for sale” but the Board’s decision to sell remains intact. The change in disclosure is as a result of no offer being made for the mine since 2008. No additional impairment has been made against the carrying value as the previously offered price by a 3rd party potential buyer was significantly higher than the carrying value and the Corporation has rejected a purchase offer also in excess of the carrying value. Interested parties continue to investigate the merits of purchasing the mine and the Corporation continues to seek a suitable purchaser.

5. KEY PERFORMANCE FACTORS

During 2010, the US$ gold price per ounce continued to increase and the increased gold production from Blanket has enabled Blanket to remain cash-flow positive throughout 2010. The cash flow, together with a 6-month loan facility from Blanket’s Zimbabwean bankers allowed Blanket to fund all of the 2010 capital expenditure at the mine. Subsequent to the completion of the No. 4 Shaft Expansion Project the mining of the Level 22 Haulage Extension Project, has recommenced. This project will allow for the further up-dip and down-dip exploration of the Blanket mine-site’s known ore bodies and, provided this exploration is successful, will also allow for the rapid commencement of mining on the new mining areas defined and an increase in the mine’s mineral reserves and resources. It is expected that the 2,400 metre long Level 22 Haulage Development Project will be completed by the end of 2012. The frequency of electrical supply interruptions has decreased significantly since the new supply agreement was signed with ZESA in December 2010. Nevertheless the additional diesel generator sets and the associated transformers and switchgear are proposed to be installed during the 1st quarter of 2011to ensure continuous power supply is available to the entire surface and underground operations in the event of any power interruption.

6. SELECTED ANNUAL INFORMATION -

The following information is given for the last three fiscal year-ends of the Corporation:

C$000’s except for earnings per share amounts.	December	December	December
	31, 2010	31, 2009	31, 2008
Revenue from sales	22,401	11,559	7,696
Income (loss) before income tax :	3,687	(3,091)	(4,504)
Discontinued operations	-	-	(436)
Net Income (loss) after tax	2,257	(3,950)	(4,940)
Net income/(loss) per share - basic and diluted	$0.0045	($0.008)	($0.010)
Comprehensive Income (loss)	1,746	(4,503)	(4,880)
Total assets	27,488	22,090	23,657
Total long-term liabilities	4,017	2,589	1,153
Cash dividends declared per share	Nil	Nil	Nil
.

Corporation achieved a gross operating profit (exclusive of amortization) of $8,278,000 for the year ($2,916,000 – 2009 and $3,039,000 – 2008) on gold sales of 17,598 ounces (10,517 – 2009 and 8,364 – 2008) at an average gold price of $1,273 ($1,099 – 2009 and $920 – 2008).

Total gold production for the year was 17,707 ounces (11,295 – 2009 and 7,687 – 2008) which was negatively affected by power interruptions during the first 11months of the year.

The profit after tax of $2,257,000 is affected by the unusually large non-operating, non-cash flow items totalling $3,489,000 ($4,830,000 – 2009 and $2,237,000 – 2008) being mainly made up from the impairment of mineral property $577,000 ($1,434,000 – 2009 and $1,168,000 – 2008) , the write down of the RBZ Gold Bonds of $1,040,000 ($2,502,000 – 2009 and $526,000 – 2008), an unrealized foreign exchange loss of $229,000 ($207,000 loss – 2009 and $297,000 loss – 2008) and a future tax liability charge of $1,427,000 ($859,000 – 2009 and $Nil – 2008).

As a result of the dollarization of the Zimbabwean economy in February 2009, Blanket’s functional currency changed to the US dollar and thus the unrealized foreign exchange loss, on translation, of $466,000 ($600,000 – 2009) was debited to other accumulated comprehensive loss and not to the unrealized exchange loss in the Statement of Operations and Comprehensive Income/ (Loss).

Finance charges paid amounted to $267,000 ($95,000 – 2009 and $103,000 – 2008) and were as a result of Blanket requiring borrowed funding.

During 2010, the Corporation invested $7,290,000 in capital assets and mineral properties ($1,547,000 in 2009 and $3,023,000 in 2008). Of the amount invested in 2010, Blanket accounted for $6,623,000 ($860,000 - 2009), Nama accounted for $630,000 ($616,000 - 2009) and Rooipoort accounted for $37,000 ($44,000 - 2009).

The basic and diluted net income per share of $0.0045 ($0.008 loss in 2009 and $0.010 loss in 2008). This has been calculated using a weighted average number of shares of 500,169,280 (500,169,280 in 2009 and 498,450,650 in 2008) and a diluted weighted average number of shares of 503,471,910 (500,169,280 – 2009 and 499,217,712 – 2008).

As at December 31, 2010, the Corporation is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

Shareholders’ Equity

	As at December 31,	As at December 31,
	2010	2009
Issued common shares	196,125	196,125
Contributed surplus	2,305	1,951
Other comprehensive income/(loss)	(1,061)	(550)
Deficit	(178,527)	(180,784)
Total	18,842	16,742

The increase in other comprehensive income is attributable to the adoption of the current rate method of translation of the Zimbabwean operations from US dollars into Canadian dollars as explained in Foreign Currency Translations policy. During 2010, $466,000 ($600,000-2009) was charged to other comprehensive income/ (loss).

7.	OPERATIONAL REVIEW AND RESULTS OF OPERATIONS
7.1	Gold Production

Blanket Mine – Zimbabwe

The operational statistics reported below refer to the period from January 1 to December 31, 2010.

Safety, Health and Environment

The table below summarizes Blanket’s safety record of accidents, injuries and safety-related incidents for 2010 and 2009:
	2010	2009
Lost time injuries	0	3
Occupational illness	1	-
Medical Aid	8	6
Restricted work activity case	13	15
First Aid	15	7
Total	37	31
Incidents	56	36
Near misses	34	20

The mine had a good year from a safety perspective in that zero (3 – 2009) lost time injuries were recorded during the period and 13 (15 – 2009) restricted work activity cases occurred. Considering the amount of electrical supply interruptions experienced and the extensive capital works carried out in 2010 both on surface and underground this is considered to be an excellent achievement by Blanket’s management and employees. Incidents however increased to 56 (36 - 2009), and near misses also increased to 34 (20 – 2009) primarily due to the increased levels of work activity. Intensive safety training continues under the National Occupational Safety Association (“NOSA”) to ensure that new and existing employees are compliant with the NOSA safety requirements and standards.

The Occupational Health Center continues to operate at the Mine and all employees are screened for occupational ailments. There was 1 (nil – 2009) occupational health illness detected during the year. HIV/AIDS continues to be an area of concern for management despite awareness programs to educate employees and their relatives being in place. The voluntary testing of employees is still at disappointingly low levels.

The Mine continues to monitor the water quality in the ground-water pumping wells downstream of the tailings impoundment areas. The results continue to be well within the Governmental Environmental Management Agent (“EMA”) minimum levels. Re-grassing of the slopes to improve side stability and to reduce wind and rainfall erosion on Dam B is ongoing.

At the higher level of mining and processing activity following completion of the No.4 Shaft Expansion Project, the associated waste material management requirements continue to increase. The typical items covered here include used-oil, scrap metal, used-batteries, domestic refuse, industrial and office waste and clinic waste.

The Zimbabwean Chamber of Mines (“COM”) concluded wage negotiations with the unions in December 2010 which resulted in the mine having to pay back-pay to all its employees for the period October 2009 to November 2010. Wage negotiations will commence again in early 2011 but the Chamber of Mines has made it clear that these negotiations will be for the full calendar year 2011.

In general the labour force is now stable with the number of un-authorized absences and desertions stabilizing at acceptably low levels along with a very low turnover rate.

Capital Projects

Ore Pass from 18 Level (630m) to 22 Level

A 115 meter long by 1.5 metre diameter ore pass is currently being raise-bored which will improve the efficiency of moving mined ore from 18 Level to the underground crushing station. Sustained production at a continuous 1,100 tonnes per day will be achieved once this ore pass and its 18 Level tipping station are completed in April 2011.

22 Level (750m) Haulage Development Project - from Blanket #4 shaft to Lima shaft

The 22 level Haulage Development Project is currently behind the original schedule in the mine plan due to the decision taken in 2010 to concentrate financial resources on completing the No. 4 Shaft Expansion Project. Work on this Project will now be accelerated to link the Blanket and Lima shafts. Included in the work is a 230 meter ventilation raise that will be bored to improve ventilation in this area and that will allow for double-shift blasting. To expedite its completion the ventilation raise- will commence immediately the 18 level to 22 level ore pass is finished. This ventilation raise is expected to be completed in the 2nd quarter of 2011 and will be equipped with a suitable single winder engine and a double-deck conveyance for personnel transportation between the 14 Level and 22 Level. The above ventilation raise will commence once the 22 Level development is sufficiently advanced. Crosscuts (short side tunnels) will be mined from the 22 Level haulage each with a length of up to several hundred meters in order to provide the required drilling platforms from which the deeper ore bodies above and below the 22 level can be drilled, evaluated and developed. It is planned that all of the work on the 22 Level Haulage Project and its cross-cuts will be done alongside normal mining production and should be completed by the end of 2012. The budgeted cost of the 22 level Project utilizing internal resources is about US$ 900 per meter advanced and equipped for the planned 2,400m totalling about $US 2.2 million to be funded from internal cash flows.

Mine Operations

Quarterly gold production has increased since mining and milling operations were resumed from 2,746 ounces in Q2 of 2009 to 6,228 ounces in Q4 of 2010. Monthly production and costs have however been subject to significant fluctuations largely due to the incidence of interruptions to electrical power, particularly prior to the installation of the first generator in late June 2010 and the increased labour costs.

Annual Production Results			2008*	2009**	2010	Jan	Feb
						2011	2011
Ore mined		Tonnes	81,688	94,714	149,372	17,897	22.291
Development	advance	Meters	472	1,267	2,455	221	239
(ROM)
Development	advance	meters	-	165	365	49	54
(Capital)
Ore milled		Tonnes	81,688	103,444	153,500	17,125	20,361
Head grade		grams/tonne	3.33	3.75	3.9	4.1	3.97
Recovery		percentage	87.89	90.96	92.00	92.49	91.76
Gold produced		Ounces	7,687	11,295	17,707	2,086	2,386
Gold Sold		Ounces	8,364	10,517	17,598	2,966	2,386
Average gold price per
ounce sold		USD	920	1,099	1,273	1,346	1,402
Production	cost per
ounce		USD	663	744	751	714	658

*	Production was temporarily suspended in October 2008.
**	For 9 months April to December 2009

Underground

During 2010 the mining operations were affected by the following:

  Electrical power outages have decreased in duration and frequency since the signing of a new power supply agreement with ZESA in December 2010. Blanket is however continuing with the installation of 2 more diesel generating sets and their associated switchgear, associated transformers, and synchronisation panel and controls. This complete 4 unit generator installation once commissioned in the 2nd quarter will ensure that the entire surface and underground operations will be able to continue to fully operate irrespective of ZESA power outages.
  Until completion of the No. 4 Shaft Expansion Project, there was a necessity to double and triple handle mined ore and waste from below the 14 Level (510m) mid-shaft loading system via the No 5 and No 6 sub-shafts (winzes), This limited ore production to 500 tonnes per day or less. Ore from below 14 Level is still double-handled but the ore pass which is currently being raised-bored will resolve this problem during the 2nd quarter, 2011.
  Completion of the No. 4 Shaft Expansion Project was essential in order to increase gold production to the 40,000 ounce per annum level. Completion of the underground construction and installation of components of this large Project required that for approximately 12 hours each day during the 2nd and 3rd quarters of 2010 , the No. 4 shaft winder had to be dedicated to lowering all of the materials used for the shaft expansion and the two shifts of personnel and their equipment rather than raising mined ore for processing. This, in conjunction with the substantial power interruptions, further reduced the time available for hoisting ore necessary for gold production and resulted in lower mining and milling production levels.

  Furthermore, during the 2nd and 3rd quarters of 2010 the underground works required to complete the No 4 Shaft Expansion Project caused considerable congestion on the 22 Level haulage. Since completion of the 4 shaft project ,the waste generated from the 22 Level Haulage Development Project and from the raise boring above 22 Level has creating further severe congestion on this key production haulage. Until such time as the raise boring of the new ventilation raise between 14 Level and 22 Level has been completed during the 2nd quarter of 2011, the efficiency of rail traffic movement on the 22 Level will need to be carefully managed as production ore and waste from the 22 Level Haulage Development and from the raise-borer will need to be transported (trammed) to the 22 Level tips above the 765m Level Crushing Station. The ore transportation will improve dramatically and the planned 1,100 daily ore tonnage will be readily hoisted to surface. Currently and in future, all ore and waste are transported and hoisted to surface separately. All hoisted waste is conveyed directly from the No. 4 Shaft Headgear bin and deposited into an adjacent near-by disused surface stope.

Metallurgical Plant

  During 2010 the metallurgical plant operations were very efficient with an averaged gold recovery of 92% being sustained for the year. Metallurgical improvements during 2010 included:
  The No. 6 Regrind mill sump was rebuilt and the mill re-commissioned and is currently operating in the main milling circuit.
  Both Knelson concentrators were overhauled and recommissioned, and Metallurgical optimisation test work carried out on plant samples has shown that there is little gold recovery potential in the existing Gravity Gold recovery section where about 50% of the produced gold id recovered, but that there may be some potential for additional gold recovery in the various plant sections following the Milling section.
  Additional testwork on samples taken from the Gemini Table tails, the Cyclone Over and Under flows and the CIL tails to determine their current gold deportment and assess their amenability to gravity concentration and other recovery methods. This will likely result in possible future modifications and additional circuits being added to the gravity section of the plant.
  The CIL circuit has now been completely equipped with our most recent design of Agitator Gearboxes and impellor mechanisms, and the first leach tank is now being utilised as a pre- conditioning tank.
  During the 1st quarter of 2011 the Activated Carbon regeneration kiln was refurbished.
  It is planned to change the entire elution circuit to a more efficient automated system once cash flows allow

Outlook

The main aims and objectives of Blanket in 2011 are to ensure that the 40,000 ounce production level is achieved and maintained, to successfully install and commission the whole powergenerating station, to accelerate the 22 Level Haulage Development Project, the exploration of the up and down dip extension of the known ore bodies, and to further develop the GG and Mascot projects as rapidly as Mine cash flow and economic conditions in Zimbabwe allow.

In the 2nd quarter of 2011, the completion of the new ore pass between 18 Level and 22 Level and the installation of the Tipping station on 18 Level will eliminate congestion on 22 Level at Blanket. Also in the 2nd quarter a new ventilation raise will be bored between 14 Level and 22 Level to vastly improve ventilation in this key evelopment area.This will allow for double-shift blasting, thereby speeding up the 22 Level Haulage Development Project. The raise boring of the ventilation raise will commence once the 22 level development s is completed to the raise location point. The new ventilation raise is also expected to be completed in the 2nd quarter of 2011.

This ventilation raise will be equipped with a suitable single winder and double-deck conveyance for personnel transportation between 14 Level and 22 Level. The mid shaft loading station on 14 Level will continue to handle ore as necessary and the less congested 14 Level will be equipped with personnel carriages and utilised as a main personnel transportation level providing faster access to the working places on 14 Level, 18 Level, and 22 Level that are located over 1,500 meters distance from No 4 Shaft. This will result in significant production efficiencies from the mining employees.

The crushing circuits and metallurgical plant currently has the capacity to treat approximately 1,800 tonnes of ore per day which provides the flexibility to further increase production as and when mining is able to supply additional ore from either the Blanket mine underground or our development properties. However the capital investment required to maintain and expand the underground mining capacity is obviously completely dependent on the investment climate in Zimbabwe being conducive to such investment.

8	EXPLORATION AND PROJECT DEVELOPMENT
8.1	Copper and Cobalt Base Metals

Nama Project – Zambia Property

Caledonia Nama Limited (“Nama”), a wholly owned subsidiary of the Corporation, has been granted four contiguous 25 year Large Scale Mining Licenses covering a combined area of 786.1 square kilometers in northern Zambia on which near-surface Cobalt/Copper mineralization has been discovered. This area lies immediately northwest of the operating Konkola Copper mine and adjoins the extensive land holdings of the Teal Mining/CVRD joint venture (Konnoco).

The Zambian Development Agency has granted Nama a 10 year investment license which provides for 10 years of income tax concessions which range from 100% exemption for the first 5 years, 50% exemption for years 6, 7 and 8 and 25% exemptions for years 9 and 10, together with Duty and VAT exemptions and deferrals on imported equipment and materials.

Types of Mineralization at Nama

Cobalt –rich Minerals:

Two main styles of cobalt (“Co”) mineralization occur in the Nama area, the ‘D-type’ iron oxide bodies which are mostly enriched in Co, and the copper(“Cu”) dominated Ore Shale hosted Cu-Co mineralization, more common elsewhere in the Copperbelt, which is being exploited by neighbouring mines to the east and south of Nama.

Ore Shale hosted Cu-Co deposits

Mineralization of this type occurs within the Ore Shale of the Copperbelt rocks and is imminently/currently being exploited immediately to the east of the Nama license on the Konkola mining property. The Ore Shale is known from previous shallow drilling to extend into the Nama license for a distance of about 4 km from its eastern boundary. The neighbouring Konkola and Konnoco Mines have both defined substantial copper resources on their properties. Recent exploration activities at Nama have resulted in the definition of two resource targets (being “Konkola East” and “Kafwira”) characterized as belonging to the Ore Shale-hosted Cu-Co style of mineralization. These targets will be investigated further during the 2011 exploration field season, including some medium depth diamond drilling to confirm the existence of Copperbelt stratigraphy within the two target areas. Drilling of the first of four sequential holes at the Konkola East target area commenced in early March 2011 and the results of this program are expected to be received in mid-2011. Thereafter, depending on the early results from Konkola east , drilling will cotinue on two further drill-holes at Konkola East or on one or two drill-holes at the Kafwira target area.

Although the existing “A-type” resource body, with its higher ‘oxide’ cobalt mineralization has often been regarded as belonging to the Ore Shale style of mineralization, it should be noted that its unusual stratigraphic position coupled with the its associated iron and manganese enrichments make this a ‘hybrid style’ of mineralization. Metallurgical work on this hybrid material is continuing in order to improve the economics of the current process while ongoing exploration will be undertaken to improve the resource base on which the process is based.

Exploration program for 2011

Diamond core drilling on one of the two target areas discussed below commenced in early March 2011. Also in 2011, field surveys in the form of detailed magnetometer surveys will be carried out over all past and current target areas as a means of understanding the depth potential of the various bodies investigated.

Drill Targets

The following drill targets have been defined within the Nama Licence areas. Caledonia has budgeted to drill the first these targets during the 2011 field program depending on availability of funding, ground conditions and drilling speeds. The objective of this work is to advance the targets to the stage where there is sufficient confidence that a larger drilling program to determine a potential resource can be justified.

Konkola East Target Area

The Konkola East target covers the westward continuation of the Ore Shale from where it crosses the boundary with the Konnoco (Teal/CVRD joint venture) property. The prospect has a strike of 3 km while the Ore Shale is known to extend for about 5 km along strike to the license boundary. Eight shallow boreholes were drilled into this area in 1970 by Zamanglo and an historical resource (non-compliant with NI 43-101) of 5.4 million tonnes, grading at 0.74% Cu was estimated (Co was not assayed). Exploration drilling by Konnoco on the adjoining property to the east of Nama’s Konkola property has proved particularly successful and has established that the Ore Shale dips down to a depth of about 800 m below surface and then extends to their southern boundary in an undulating manner – a distance of approximately 5 km. The resource potential of this 25 square kilometer target area is significant and has the potential to be a large Cu and Co resource. Drilling the first of four sequential holes at the Konkola East target area commenced in early March 2011 and the results of this over 3,200 metre drilling program are expected to be received in mid-2011.

Kafwira Target Area

A significant contribution to the exploration during the 2010 year has been the complete revision of the Corporation’s geological map of the Nama Licence area. This map has contributed to the prioritizing of the various anomalies and will continue to form the basis for the assessment of the full potential of the Nama area. An indirect result of this work has been the development of an understanding of the major structural trends in the Nama area, in particular the identification of those areas where the “Copperbelt” type lithologies are closest to surface but not actually exposed. These areas represent ideal targets for deeper drilling programs (500-1000 meters) and have the advantage that the Ore Shale, if intersected, would have a shallow dip. A target area of approximately 20 square kilometres has been defined in the Kafwira area and drilling of up to four holes is expected to commence once the Konkola East target has been defined.

‘D-Type’ iron oxide Co bodies

‘D-type’ ores at Nama consist essentially of massive hematite and magnetite concentrations encapsulated by less well mineralized talcose schist alteration zones. These concentrations occur associated with dyke-like gabbroic intrusions which appear to disrupt the iron-rich bodies. On account of the complex metallurgy and hence larger capital and operating cost requirements involved in treating the typical ‘D-type’ iron oxide bodies, further work on this ore type is required before economic extraction of this type of Co resource can be considered. In particular, work is required on developing a more cost effective means of recovering the Co from this ore type. To this end the company is considering various leach technologies which may reduce the metallurgical costs significantly.

Work Completed

Details of the previous years’ exploration work completed at Nama can be found in the MD&A reports included in prior years’ Annual Reports and the 3 quarterly MD&A reports of 2010.

A focus on building up production and improving profitability elsewhere in the corporation meant that certain capital intensive programs at the Nama Project such as diamond drilling had to be postponed to the 2011 exploration season. As a result, the more recent work program at Nama focused on deep sampling and evaluation of targets deemed most suitable for future drilling. Pits were dug in strategic positions, up to 10 meters deep, to expose the bedrock beneath the thick soil cover. This program has contributed substantially to the development of an improved geological map of the Nama project area, which in turn has made it possible to define exploration targets areas on the basis of geological structure alone in areas where no base metal enrichments are present at surface. Sampling and logging of these exposures has increased the control over the various targets such that the follow-up 2011 drilling program currently underway could be more accurately positioned.

Other Nama Areas of Interest:

‘E’ Anomaly – Yembela Clearing

Research into previous geochemical surveys carried out in the 1960’s indicated that further anomalies had been located by localized sampling programs both east and west of the Yembela Clearing. These anomalous sites were located and follow-up sampling has verified the existence of the anomalies –Yembela East and Yembela West. Co values of up to 0.16% were encountered in soils which form a thick cover over the two new anomalous areas. Coincidental geophysical anomalies suggest that the mineralization occurs in the form of steeply dipping fold or shear structures. The association of a prominent fault and tillite floor rocks to the south is a very similar structure to that at the ‘A-type’ resource body and supports the interpretation that this occurrence is likely to be analogous to the ‘Atype’ mineralization which is known to be amenable to lower cost extraction techniques.

Konkola West

During the 2008 field season, exploration established the existence and extent of an Ore Shale horizon along the western margin of the Konkola Dome (south of the ‘A’ Resource Body). A shale unit, approximately 100 meters wide containing anomalous values of Co and Cu has been located in an area of very deep soil cover. Surface material (“float”) from this area was found to contain up to 0.1% Co and 0.2% Cu. This area is referred to as the “Konkola West” area. Two future drill targets have been outlined in this area based on that season’s work, in particular, the use of termite hill sampling. Based on the current interpretation, it appears that the target horizon has a north-south strike extent of about 3 km before crossing into the Democratic Republic of Congo (“DRC”).

A second anomaly with a much stronger geochemical response occurs further to the west of the “Ore Shale” target described above. The area is referred to as the “Fault Target” and appears to be the result of a fault or shear zone mineralization and may therefore be similar in character to the ‘A-type’ cobalt anomaly.

8.2 Gold Zimbabwe Exploration – Gold

The Corporation’s exploration activities in Zimbabwe are conducted by Blanket’s exploration department. Blanket’s current exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt total 78 claims, including a small number under option, covering an area of about 2,500 hectares. Forty seven (47) of these claims are registered as precious metal (gold) blocks covering 415 hectares and 31 claims were pegged and are registered as base metal (Cu, Ni, As) blocks covering a total area of 2,085 hectares.

Blanket’s main exploration efforts have been and continue to be focused in certain key areas in the Gwanda Greenstone Belt that are within economic trucking distance of the Blanket plant such as GG prospect and the Mascot Project Area, which are believed to have the greatest potential of success.

Drilling programs were carried out at GG over the past 5 years. Thirteen diamond cored holes were drilled amounting to 2,336 meters of drilling. Two zones of potentially economic gold mineralization have been established down to a depth of approximately 200 m. A prospect shaft has been sunk down to the first level as a first step to exposing the mineralization. At GG, further core drilling from the surface will be done in 2011 to establish the strike extent of previously established mineralization. In addition, the existing prospect shaft will be deepened and underground development on the first and second levels will be advanced to expose the extent of the mineralization and to facilitate evaluation, sampling and mine planning. Depending on the outcome of exploration work, the earliest that production could commence at GG could be in mid-2012 with daily production estimated to be up to a maximum of 200 hundred tonnes of ore per day which could be trucked to the Blanket plant for processing.

The Mascot Project Area comprises three existing shafts (Mascot, Penzance and Eagle Vulture) each of which extend down to depths of up to 450 meters and other infrastructure, much of which is in need of extensive rehabilitation. Each of these shafts operated until the mid-1960’s after which production ceased due to the increasing political difficulties at that time and the limitations of the technology that was then available. Blanket management believe that the application of modern exploration and processing techniques may allow some or all of these shafts to operate profitably on a sustainable basis, and not just at the prevailing high gold price. The rehabilitation and installation of infrastructure at Mascot and Eagle Vulture mines continues and is at an advanced stage and underground activities are planned to resume in the 2nd quarter of2011. Depending on the rate and extent of rehabilitation and a favourable outcome of exploration work, the earliest that production could commence at the Mascot Project Area would be in early 2012 with the maximum eventual daily production anticipated at a rate of up to 400 hundred tonnes of ore per day from these three shafts. Such mined ore would then be trucked to the Blanket plant.

Blanket is formulating an exploration and project development strategy to prioritize work on its other properties in the Gwanda area.

8.3 Platinum Group Elements

Rooipoort & Mapochs Platinum, Gold, Palladium /Ni/Cu (“PGM”) Project - South Africa

The Rooipoort rights, previously held by Eersteling Gold Mine, have been transferred into Maid O’ the Mist, which is a wholly owned subsidiary of the Corporation. Maid O’ the Mist is the vehicle that will be used to manage the Rooipoort platinum exploration program.

An application in terms of the provisions of the applicable Act is in progress to treat the 5 adjoining prospecting rights at Rooipoort as a single right and to extend the period of this consolidated right for a further three years.

The prospecting rights granted to the Corporation to prospect for Platinum Group Elements (PGE)s on the major portions of the Mapochsgronde tribal trust land are currently in the process of registration. A further application has been made for an adjoining property to the north of the current rights applied for. The Corporation is still waiting the issuing of the prospecting right following its registration.

The Corporation is actively seeking Joint-Venture partnerships for its Rooipoort and Mapochsgronde properties.

Outlook

The outlook for the aforementioned exploration properties is not possible to quantify. Exploration by its nature is speculative with a high degree of risk accompanied by the potential for high returns. The Corporation manages this risk by using well-qualified exploration professionals. Continuing lower prices for platinum group metals and reduced investor appetite for South Africa base metals has resulted in a severe contraction of exploration expenditures for platinum group metals by mining companies and could negatively affect the likelihood of the Corporation negotiating joint venture agreements for its wholly-owned PGE exploration properties.

The Corporation intends, where possible, to continue to focus its exploration activities of prospective properties by developing the properties through strategic alliances with other mining companies and metal producers.

The Zimbabwe economy continues to be depressed and Zimbabwe’s economic capacity may struggle to expand further. Pressure for unrealistic wage and price increases from labour and Zimbabwean suppliers continues. There is also continuing pressure for higher taxes, both from national and local government and Blanket has accepted increased supply tariffs from the state-owned electricity utility (ZESA) to secure a more reliable power supply. The resuscitation of the mining industry is a stated high priority of the Government as its ability to quickly generate foreign currency is of paramount importance, but blatant political manoeuvring may over take this. Notwithstanding these difficulties, and in the absence of any unforeseen changes to the operating and commercial environment, Blanket has now achieved sufficient critical mass and should be able to realise substantial economies of scale and an improvement in its cash-generative capacity. The expanded capacity of the Blanket metallurgical plant to a daily rate of approximately 1,800 tonnes enables it to immediately treat additional feed material from the Blanket underground and from the GG and Mascot area mines if the planned exploration/development work in the outside areas is successful.

However, the Government’s aim to foster the rapid regeneration of the Zimbabwean mining sector has been severely undermined by recent regulations and other pronouncements which seek to enforce stringent indigenization requirements which will deter new investment into the Zimbabwean mining industry and contract the mining industry. Caledonia’s proposed response to the indigenization requirements is discussed below.

The President of the Republic of Zimbabwe brought the Indigenization and Economic Empowerment Act (the “Act”) into law through decree in March 2008. The law seeks to ensure that at least 51% of all businesses in Zimbabwe are held by Indigenous Zimbabweans. In February 2010, the Minister for Youth Development, Indigenization and Empowerment (the “Minister”) issued Regulations which gave effect to the Act.

On March 25, 2011 the Zimbabwe Government issued a General Notice via a Government Gazette which announced the following indigenization regulations applicable to the mining sector:

  all non-indigenous mining companies would have to transfer a 51% ownership stake, only designated entities, as defined, could be considered as indigenous partners, the valuation of the business must be agreed by the Minister and the Company, the value of sovereign ownership of mineral resources of exploited and unexploited minerals is to be taken into account in determining the valuation, all non-indigenous mining companies have to file an implementation plan by May 9, 2011 and, the plan must be implemented within six months of March 25, 2011 and after the approval of the implementation plan.

The consequences and enforceability of the General Notice are currently being reviewed by the industry and further communication will be issued in due course.

Any divestiture of ownership in Blanket Mine will require prior shareholder approval.

9. ENVIRONMENTAL POLICY

The Corporation is committed to maintain the highest environmental standards such that its operations and/or its products do not present an unacceptable risk to its employees, its customers, the public or the environment. The Corporation and its subsidiaries operate under the Corporation’s Environmental Policy that encompasses the following:

  The Corporation directs its employees and its subsidiary companies to conduct their exploration and operational activities in a professional, environmentally responsible manner, in compliance with or above the standards of all applicable legislation and policies in the jurisdictions in which they undertake business.
  The Corporation liaises closely with the applicable government regulatory bodies and the public to optimize communication and an understanding of the Corporation’s activities in relation to environmental protection.
  The Corporation is committed to the diligent application of technically proven, economically feasible, environmental protection measures throughout its exploration, development, mining, processing and decommissioning activities.
  The Corporation, on a regular ongoing basis, monitors its environmental protection management programs to ensure their compliance or above the standards of applicable National and International regulatory requirements.

It is the responsibility of all the employees of the Corporation and its subsidiaries to carry out their employment activities in accordance with this code of practice. Operational line management has the direct responsibility for regular environmental protection management.

10. SUMMARY OF QUARTERLY RESULTS

The following information is provided for each of the 8 most recently completed quarters of Caledonia - ending on the dates specified - in thousands of Canadian Dollars. The figures are extracted from underlying unaudited financial statements that have been prepared according to Canadian GAAP.

($000’s-except per share	Dec	Sept	June	Mar	Dec	Sept	June	Mar
amounts.)	31/10	30/10	30/10	31/10	31/09	30/09	30/09	31/09

Sales from continuing
operations	7,426	6,331	4,154	4,490	4,263	4,932	2,364	-
Net Income/ (loss) after tax
from operations	(343)	1,647	294	659	(3,738)	826	(199)	(839)
- per share basic	(0.0007)	0.003	0.0006	0.001	(0.007)	0.0017	(0.0004)	(0.0017)
No of shares basic ‘000	500,169	500,169	500,169	500,169	500,169	500,169	500,169	500,169

Note: The effect of the dilution on the earnings per share has not been calculated until the 4th quarter of 2010 as the result for 2009 was a loss and the diluted earnings per share would be anti-dilutive. The fully diluted income per share for the 4th quarter is ($0.0007)

During the 4th quarter Caledonia made gross operating profit of $3,417,000 ($1,674,000 – 2009) which resulted in a net income before tax of $1,710,000 (loss $2,878,000 – 2009) which included an unrealized foreign exchange loss of $370,000 (loss $80,000 – 2009). Also included in the gain for the quarter was the impairment of mineral property of $577,000 ($1,434,000 – 2009) and a write off of the RBZ Gold Bonds of $1,040,000 ($2,502,000 – 2009). The operating profit was achieved from the sale of 5,364 ounces (3,670 – 2009) of gold. The monthly operating costs (bulk consumable stores, labour costs, electricity, repairs and maintenance, training, health and safety) per ounce during the quarter were October US$632 (US$567- 2009), November US$922 (US$545-2009), December US$546 (US$686-2009). These monthly operating costs are negatively affected by the high fixed cost component attributable to employment costs of approximately $226 ($307-2009) per ounce and additional costs related to either diesel generation of power or increased ZESA tariff of $167 ($98-2009) per ounce. The current labour numbers, structure and cost base is sufficient to maintain the increased production rate of 1,000 tpd with very little additional cost. The resulting cost per ounce is expected to decrease significantly as production levels increase on a consistent basis to the 40,000 ounces of gold produced annually.

Blanket’s operational costs for the 4th quarter included total employment costs of $1,214,000 ($1,126,000-2009), consumables (excluding diesel to generate electricity) of $1,761,000 ($1,634,000-2009), electricity $897,000 ($361,000-2009) and mine administration costs of $370,000 ($215,000-2009). The dollarization of the economy has resulted in the increase in legislated employee remuneration rates as illustrated above, and management is monitoring this closely to ensure we are paying affordable and market related rates to ensure the scarce skills are attracted and retained.

Blanket is a self-sustaining operation and operates in Zimbabwe in what was a hyper inflationary economy. Due to the dollarization of the economy in February, 2009 the hyper inflationary environment no longer exists. Accordingly the results of these operations are now translated into Canadian Dollars using the current rate method. On January 1, 2009 Blanket’s functional currency also changed to US Dollars following the Monetary Policy announcement introducing the use of foreign currency in Zimbabwe for all forms of trade and business. The assets and liabilities of a self-sustaining foreign operation are translated at the rate in effect at the balance sheet date for purposes of incorporation in the financial statements of Caledonia and, therefore, an exchange gain or loss will arise when the exchange rate changes. This exchange gain or loss has no direct effect on the activities of Caledonia. It is inappropriate to incorporate this exchange gain or loss in net income in the period in which it arises; rather, it is reported in the financial statements as a separate component of shareholders' equity and is disclosed as a separate component of accumulated other comprehensive income during the period. In summary the current rate method is as follows:

(i)	all assets and liabilities are translated at rates at the balance sheet date;
(ii)	revenue and expense transactions at the average rate of exchange prevailing during the period.

11.	INVESTING

During the 4th quarter 2010 Caledonia invested $2,716,000 ($699,000- 2009) in capital assets and mineral properties. Of the amount invested $165,000 ($184,000-2009) was spent at Nama and $2,868,000 ($501,000) at Blanket.

12. FINANCING

Caledonia financed its operations, except Blanket, using funds on hand. No equity raisings took place in 2010. Caledonia’s operations will be financed from existing cash resources and dividend payments from Blanket. Blanket was granted a facility of US$2.5 million by its bank in Zimbabwe and had an outstanding balance of $747,000 by year end.

13. LIQUIDITY AND CAPITAL RESOURCES

With the increase of production at Blanket, inventory levels of consumables, spares and gold in process have risen marginally to $2,626,000 ($2,589,000-2009). Accounts payable levels of $3,882,000 ($2,171,000-2009) have increased accordingly with production . Despite capital expenditure of $7,284,000 ($1,547,000-2009) in the year, Blanket only had $747,000 ($588,000 –2009) of bank borrowing outstanding at the year end. The Rand Refinery payments continue to be cleared within a contracted 10 day period thereby assisting the cash flow.

Caledonia has potential liabilities to do rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated current cost of $1,731,000 ($1,730,000-2009).

14. OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

15. RELATED PARTY TRANSACTIONS

The Corporation had the following related party transactions measured at the exchange amount:

C$ 000s	2010	2009	2008
Fees and allowances paid to a Corporation which provides	552	558	635
the services of the Corporation's president
Rent for office premises paid to a company owned by	49	50	43
members of the President’s family
Interest paid to directors on outstanding fees and expenses	-	-	4

Other fees paid to Directors	-	62	65

Legal fees paid to a law firm where a Director is a partner	58	53	117

Fees, allowances and interest paid to the past Chairman of	38	150	334
the Board

The Corporation has a management agreement with Epicure Overseas S.A. (“Epicure”), for management services provided by the President. The Corporation is required to pay a base annual remuneration and an expense allowance adjusted for inflation and bonuses as set out in the agreement. In the event of a change of control of the Corporation, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

These related party transactions were in the normal course of operations and are recorded at the exchange amount.

16. CRITICAL ACCOUNTING POLICIES

The major areas where accounting estimates are made are asset impairment, asset retirement obligations, future tax liabilities, and the recoverable amount of the RBZ Bonds. As significant impairment provisions have already been made against the assets, and there is a reasonable level of certainty around the estimates, it is considered unlikely that any change in estimates would result in a material impact on the results of Caledonia. The asset retirement obligations are also considered to be estimated with a reasonable degree of certainty, although the original estimations were calculated some years ago. The estimation for Blanket was recalculated before December 31, 2009. The estimations are accreted annually at rates between 1.7% and 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of Caledonia or its operations.

The following accounting policy changes have been adopted as of January 1, 2010 and are more fully described in the Consolidated Financial Statements.

16.1 Changes in accounting policies:

Financial Instruments

Financial instruments — recognition and measurement, Section 3855

This Section has been amended to clarify the application of the effective interest method after a debt instrument has been impaired. This amendment is effective for fiscal years beginning on or after July 1, 2009. There was no effect on the financial statements due to adopting this amendment.

16.2 Recently issued accounting pronouncements issued and not yet effective.

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling interests. Section 1582 replaces section 1581 and establishes standards for the accounting of a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting of a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and all three sections must be applied concurrently. The Corporation does not anticipate that the adoption of these standards will impact its financial results.

Section 3855 Financial Instruments – Recognition and Measurement has been amended to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board confirmed in February 2008 plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to be effective for interim and annual periods commencing January 1, 2011. The transition date of January 1, 2010 will require the restatement for comparative purposes amounts reported by Caledonia for the year ended December 31, 2010.

16.3 International Financial Reporting Standards

The Canadian Accounting Standards Board confirmed in February 2008 plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to be effective for interim and annual periods commencing January 1, 2011. The transition date of January 1, 2010 will require the restatement for comparative purposes amounts reported by Caledonia for the year ended December 31, 2010.

Caledonia is assessing the adoption of IFRS for 2011 by using the services of an independent consultant to produce an Impact Assessment Report (“the Report”) and to prepare a draft template of the new IFRS compliant financial statements. The Report sets out the preliminary assessment of the potential impact of Caledonia’s conversion from Canadian GAAP to IFRS and was based on Caledonia’s publicly reported financial information for the year ended 31 December 2008.

The approach followed was:

  A review of Caledonia’s accounting policies and accompanying financial statements for the year ended 31 December 2008 and compared them with the requirements of IFRS; and
  Discussions with management to discuss the key differences between IFRS and Canadian GAAP and the applicability to Caledonia.

This approach provided Caledonia with a clear and concise format for understanding and communicating the effects of implementing IFRS to senior management, the Audit Committee and the Board. Reference to the relevant standards and other authoritative material will be made and specific advice taken before acting if considered necessary.

It should also be noted that the Report primarily focuses on differences between IFRSs and Canadian GAAP from a recognition and measurement perspective and did not deal with disclosure requirements (except for the IFRS 1 disclosures), which are being considered via the preparation of the Financial Statement template.

We are considering all standards and interpretations in issue at the date of the Report that will also be effective for Caledonia’s first IFRS financial statements, being the year ending 31 December 2011. A review of the impact that the IFRS requirements would have on Caledonia’s systems was not performed at this stage as all subsidiaries are operating in IFRS compliant jurisdictions.

IFRS 1 states that, if an entity becomes a first-time adopter later than its subsidiaries, the entity shall, in its consolidated financial statements, measure the assets and liabilities of the subsidiary at the same carrying amounts as in the financial statements of the subsidiaries after adjusting for consolidation. Therefore, for the purposes of the transition to IFRSs, Caledonia would have to use the financial statements of these subsidiaries and cannot make any adjustments. However, Caledonia would have to assess the consolidation entries made to evaluate whether any IFRS 1 exemptions can be applied to these entries.

The areas that require additional work and quantitative evaluation are:

  Business combinations
  Deemed cost on property, plant and equipment
  Mineral property valuation.
  Decommissioning liabilities
  Exploration and evaluation assets

With the assistance of consultants Caledonia will be preparing the IFRS compliant financial statement template for January 1, 2010. This template will be used to produce the 1st quarter 2011 interim financial statement in terms of the conversion to IFRS.

As Zimbabwe has emerged from a hyperinflationary environment into a US dollarized economy in 2009, a revaluation exercise has taken place on property, plant, and equipment (“PP&E”) for the 2009 IFRS compliant annual financial statements in Zimbabwe. The residual values and useful remaining lives have also been reviewed. The outcome of this exercise will be evidenced in Caledonia’s financial statements on transition to IFRS in 2011. Initial indications are that PP&E net book value would be approximately $15 million higher and the resulting amortization expense is expected to be approximately $1.9 million higher on an annual basis (unaudited).

It is also anticipated that the decommissioning liabilities under IFRS could be approximately $350,000 higher (unaudited).

17. FINANCIAL RISK EXPOSURE AND RISK MANAGEMENT

The Corporation is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Corporation assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Corporation’s Audit Committee oversees management’s compliance with the Corporation’s financial risk management policy.

The fair value of the Corporation’s financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:

(a) Currency Risk

As the Corporation operates in an international environment, some of the Corporation’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar, mainly the South African Rand and the US$. The results of the Corporation’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Corporation are reported in Canadian dollars in the Corporation’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Corporation and may also affect the value of the Corporation’s assets and the amount of shareholders’ equity.

As noted below, the Corporation has certain financial assets and liabilities denominated in foreign currencies. The Corporation does not use any derivative instruments to reduce its foreign currency risks.

Below is a summary of the cash or cash equivalents denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar. The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in a currency other than the Canadian dollar.

C$‘000s	2010		2009

	US Dollars	SA Rand	US Dollars	SA Rand
Cash	1,054	13	1,230	40
Bank overdraft	747	-	588	-
Accounts Receivable	1,705	578	2,122	233
Accounts payable	1,637	902	1,658	689

The table below illustrates by how much a 5% change in the rate of exchange between the Canadian dollar and the currencies above will affect net income.

C$‘000s	2010		2009

	US Dollars	SA Rand	US Dollars	SA Rand
Cash	53	1	59	2
Bank overdraft	37	-	29	-
Accounts receivable	85	29	106	11
Accounts payable	82	45	83	33

(b) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Corporation is not exposed to significant interest rate risk as it is debt free apart from short term borrowings utilized in Zimbabwe. The Corporation’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Corporation manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Corporation’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

Cash held in foreign banks is subject to the interest rates ruling in those particular countries and this can have an effect on the results of the Corporation due to higher interest rates being paid in African countries compared to Canada. Cash held in interest bearing accounts amounted to $1,145,000 ($1,624,000- 2009) and short term borrowings in Zimbabwe were $747,000 ($588,000 – 2009). At December 31, 2010, with all other variables unchanged, a 1% change in interest rates would result in an increase of interest expense of $8,000 ($6,000 expense – 2009).

The interest payable on the RBZ Bonds is subject to the same recovery risk as the principle amount. All accrued interest has been written off as at December 31, 2010 as payment in the near term is considered unlikely.

Fluctuations in market interest rates have not had a significant impact on the Corporation’s results of operations.

(c) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Credit risk arises principally from the Corporation’s RBZ Bonds. The amount owing by the RBZ is no longer increasing as gold is no longer being sold to the RBZ. As the remaining value of the Bonds has been written off in 2010 credit exposure to RBZ is eliminated.

Current gold sales are made to Rand Refineries in South Africa and the payment terms stipulated in the service delivery contract have been adhered to in all instances.

The Company’s cash is invested in interest bearing accounts at a major South African bank. Because of these circumstances, the Company does not believe it has a material exposure to credit risk.

(d) Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due.

The Corporation manages its liquidity by ensuring that there is always sufficient capital to meet its estimated cash requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash and cash equivalents. The Corporation believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Since the inception of dollarization in Zimbabwe certain insurance cover at Blanket has been reinstated. The Zimbabwean operations are now covered for Public Liability risk, assets all risk and Comprehensive cover on all motor vehicles.

(e) Commodity Price Risk

The value of the Corporation’s mineral resource properties is related to the price of gold, platinum and cobalt, and the outlook for these minerals. In addition, adverse changes in the price of certain key or high cost operating consumables can significantly impair the Corporation’s cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Corporation's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold. Recent $US gold price movements have been ascending but the effect of devaluation of the US$ against the Canadian $ and the South African Rand has mitigated against the higher US$ gold price.

Caledonia has not hedged any of its past or future gold sales.

18. ENVIRONMENTAL RISK

Matters that have been considered are discussed below:

  Environmental risks
  The area of focus is the tailings dams at Blanket Mine. In recognition of their importance Blanket employs the services of a recognized expert , Fraser Alexander (Pvt) Ltd to manage the maintenance of the dams. There are no pending litigation matters and Blanket complies with all regulatory requirements
  Trends and uncertainties
  There are no known trends or uncertainties relating to environmental issues that could impact the financial results of the Company
  Environmental liabilities
  The Company complies with current regulatory requirements in the countries it has properties or operations. Future changes to regulations may lead to the Company incurring additional costs to ensure compliance.
  Financial and operational effects of environmental protection requirements
  The costs of employing the services of experts to manage the tailings dams at Blanket is known to be greater that what the inhouse costs would be. Despite this the Company will continue to employ experts to ensure compliance with regulatory issues. The cost of environmental compliance are included under operation costs.
  Asset Retirement Obligations
  Asset retirement obligations (AROs) result from the acquisition, development, construction and ordinary operation of mining property, plant and equipment, and from environmental regulations set by regulatory authorities. AROs include costs related to tailings dams, return water ponds and closure (i.e. ongoing monitoring of ground water quality; tailings dam integrity; closing of shafts, adits and tunnels, recontouring, revegetation), and removal and/or demolition of mine and processing equipment (i.e. crushers, conveyors, mills, flotation and CIL tanks etc.), buildings and related infrastructure.
  The corporation estimates the fair value of AROs to range between $ 2 million and C$ 2.3 million. As at December 31, 2010 the corporation recognized a liability of $1.7 million for AROs. The fair value of AROs are estimated using a present value technique and is based on existing laws, contracts or other policies and current technology conditions. The estimate or assumptions required to calculate the fair value of AROs include, among other items, abandonment and reclamation amounts, inflation rates, credit-adjusted risk free rates and timing of retirement of assets. The following significant assumptions were made for the purpose of estimating AROs for Blanket:

Assumption	2010	2009
Undiscounted abandonment costs (C$)	1,781	1,781
Credit adjusted risk free rate	1.75 – 2.28	1.75 – 2.28
Average years to rehabilitation	13	15

AROs are considered critical accounting estimates for the corporation. There are significant uncertainties related to AROs and the impact on the financial statements could be material. The eventual timing of and costs for these AROs could differ from current estimates. The main factors that can cause expected cash flows to change are:

1	changes to laws and legislation
2	construction of new facilities
3	change in the reserve estimate and the resulting amendment to the life of mine, and
4	changes in technology.

Any future changes to the estimated or actual costs for reclamation and mine closure and for removal and/or demolition of mine and processing equipment, buildings and other infrastructure, could have a material and adverse effect on the company’s future operating results.

The corporation has reserved only a portion of the cash and assets required for the purposes of settling AROs. As a result, at the time of closure and rehabilitation of the mine sites, the company will have a significant cash outlay that may affect its ability to satisfy its contractual obligations. The costs associated with the AROs may be significant and the corporation may not have sufficient or available resources to fund the costs but anticipates that it could sell assets to offset the rehabilitation costs. Currently the company has partially secured its obligations under its AROs for properties in South Africa via bank guarantees amounting to approximately $200,000. Legislation in Zimbabwe does not currently require collateral coverage for the future rehabilitation liability.

The following is a breakdown of the potential ARO by category:

Category	2011	2010
Open Mines	1,781	1 781
Closed Mines	600	600
Development Projects	Nil	Nil
Total AROs	2,381	2,381

The above liability of $600,000 does not take into account the value of assets at the mine which could be sold to offset the liability.

19. CAPITAL MANAGEMENT

The Corporation’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue its mining operations and exploration potential of its mineral properties.

The Corporation’s capital includes short-term debt, long-term debt and equity, comprising issued common shares, contributed surplus, accumulated deficit and accumulated other comprehensive income.

The Corporation’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders, accommodate any asset retirement obligation and to pursue growth opportunities.

In order to maximize ongoing exploration efforts, the Corporation does not pay dividends.

20. SECURITIES OUTSTANDING

As at March 31, 2011 the following securities were outstanding:

(1)	500,169,280 common shares issued;
(2)	Options and warrants as follows:

Number	Description	Exercise Price	Expiry Date

26,080,000	Common share purchase options	Average $0.07	Various until May 11, 2016
16,460,000	Common share purchase options	$0.13	January 31, 2016

As Caledonia’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, Caledonia could grant options on a further 17,436,928 shares.

In January 2011, the Board granted 16,460,000 share options as an incentive to directors, officers and employees of the Company at an exercise price of $0.13 per Caledonia common share expiring on January 31, 2016.

21. CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as at December 31, 2010 as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109.

The Corporation's internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable Canadian GAAP.

Because of its inherent limitations, the Corporation's ICFR may not prevent or detect any or all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation has engaged independent consultants to carry out an assessment of the effectiveness of its internal controls over financial reporting using an internationally acceptable framework. Prior to this engagement, management concluded that the following disclosable material weaknesses existed and still exist as at December 31, 2010.

Segregation of duties

Due to limited personnel resources at the Corporation’s Africa office in Johannesburg, adequate segregation of duties within the accounting group was not achieved. This creates a risk that inaccurate entries could be made and not identified or corrected on a timely basis. The result is that the Corporation is highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements present fairly in all material respects. The Corporation continues to enhance and monitor this process to ensure that its financial accounting reporting system is able to prevent and detect potentially significant errors.

As a consequence of the above, an additional accounting member of staff was recruited in November 2009 to the Corporation’s Africa office in Johannesburg to improve the segregation of duties and lighten the work load of existing staff. Both disclosure control and procedure objectives have now been met.

Management has concluded, and the Audit Committee has agreed that taking into account the present stage of the Corporation’s development, the Corporation does not have sufficient size and scale to warrant the hiring of any more additional staff to correct further segregation of duties weakness at this time. There have been no changes in the Corporation’s internal controls over financial reporting since the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of three Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis. The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements. All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

22. QUALIFIED PERSONS

Dr. Trevor Pearton, BSc Eng (Mining Geology), PhD (Geology) FGSSA, VP Exploration is the Corporation’s qualified person as defined by NI 43-101. Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated. He was assisted where appropriate by outside consultants and/or qualified persons for joint-ventured projects. Mr. David Grant, is the Independent Qualified Person for the NI 43-101 report on the D resource area of the Nama Property, prepared by Applied Geology and Mining (Proprietary)Limited whose Managing Director is Mr. Grant .

23 BOARD POSITIONS

On December 10, 2010 Mr. Rupert Pardoe resigned as Chairman and Director of Caledonia. Mr. Carl Jonsson assumed the position of Chairman on an interim basis at the request of the Board.